PENNTEX MIDSTREAM PARTNERS, LP

11931 Wickchester Ln., Suite 300

Houston, TX 77043

December 15, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Mara L. Ransom
Division of Corporation Finance

Re:	PennTex Midstream Partners, LP
Amendment No. 2 to Registration Statement on Form S-1
Filed November 10, 2014
File No. 333-199020

Ladies and Gentlemen:

This letter sets forth the responses of PennTex Midstream Partners, LP (the “Partnership,” “we,” “our” and “us”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated November 19, 2014 (the “Comment Letter”) with respect to Amendment No. 2 to Registration Statement on Form S-1 filed by the Partnership on November 10, 2014 (the “Registration Statement”). Concurrently with the submission of this letter, the Partnership has filed through EDGAR Amendment No. 3 to the Registration Statement with the Commission.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment.

Unaudited Pro Forma Balance Sheet, page F-2

Introduction, page F-2

1.	We note the pro forma balance sheet gives effect to a distribution by “PennTex” of cash to PennTex Development. Please clarify your reference to “PennTex” as it is not clear which entity you are referring to.

Response: The Partnership acknowledges the Staff’s comment and has revised page F-2 of the Registration Statement to address the Staff’s comment.

Unaudited Carve-Out from PennTex North Louisiana, LLC Financial Statements, page F-22

2.	We note you have updated your financial statements to include statements of operations and cash flows for the period from March 17, 2014 (Inception) through September 30, 2014. Please separately include the interim period July 1, 2014 through September 30, 2014. Also, please revise management’s discussion and analysis of results of operations and historical cash flows accordingly. Please refer to Regulation S-X 3-02(b).

Response: The Partnership acknowledges the Staff’s comment and has revised pages 88, 91, F-22, F-23 and F-24 of the Registration Statement to address the Staff’s comment.

* * * *

In connection with the above responses to the Staff’s comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel, Ryan J. Maierson, at Latham & Watkins LLP, at (713) 546-7420.

Very truly yours,

PennTex Midstream Partners, LP

By:	PennTex Midstream GP, LLC, its general partner

By:	/s/ Steven R. Jones
Steven R. Jones
Chief Financial Officer

Cc:	Stephen M. Moore
PennTex Midstream Partners, LP

Ryan J. Maierson
Latham & Watkins LLP

Douglas E. McWilliams
Vinson & Elkins L.L.P.

D. Alan Beck
Vinson & Elkins L.L.P.